SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF SEPTEMBER 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: September 3, 2009

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                           EZchip Semiconductor Ltd.
[EZCHIP LOGO]              1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
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                            EZCHIP SEMICONDUCTOR LTD.

At the annual general meeting of the shareholders of the registrant held on September 3, 2009, the registrant's shareholders elected Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid as directors until the registrant's 2010 annual general meeting, elected Shai Saul to serve as an Outside Director for an additional three-year term until November 2012, approved the grant of options and restricted share units to the registrant's directors and ratified the appointment and compensation of the registrant's independent public accountants.